

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 26, 2005 (October 25, 2005)

Janus Capital Group Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-15253	43-1804048
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

151 DETROIT STREET
DENVER, COLORADO 80206
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code
(303) 691-3905

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Resignation of Director

On October 25, 2005, Robert N. Burt resigned from the Board of Directors (the "Board") of Janus Capital Group Inc. ("Janus"). At the time of his resignation, Mr. Burt was the chairman of the Board's Nominating and Corporate Governance Committee and a member of the Board's Audit Committee. Mr. Burt has served on the Board since March 2003. A copy of Mr. Burt's resignation letter is attached as Exhibit 17.1 hereto and is incorporated herein by reference.

In his resignation letter, Mr. Burt characterizes his resignation as stemming from a disagreement over the Board's pursuit of a strategic option. On an ongoing basis, the Board is committed to evaluating ways to increase shareholder value.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

17.1   Resignation Letter of Robert N. Burt, dated October 25, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: October 26, 2005

By: /s/ David R. Martin
Executive Vice President and
Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Document
17.1	Resignation Letter of Robert N. Burt, dated October 25, 2005